NEWS RELEASE

FOR IMMEDIATE RELEASE:

PARKERVISION REPORTS FIRST QUARTER 2011 RESULTS

Management to Host Conference Call and Webcast on May 24, 2011 at 4:30 PM ET to Discuss First Quarter Results and Provide General Corporate Update

JACKSONVILLE, Fla., May 16, 2011 – ParkerVision, Inc. (Nasdaq: PRKR), a developer and marketer of semiconductor technology solutions for wireless applications, reported reduced losses for the first quarter ended March 31, 2011, as compared to the same period in 2010.  For the first quarter of 2011, the Company reported a net loss of $3.4 million, or $0.06 per share, compared to a net loss of $4.0 million, or $0.10 per share, for the same period in 2010. The decrease in the net loss is a direct result of a $0.6 million, or 15%, decrease in operating expenses arising from cost reduction measures and reduced equity-based compensation.

ParkerVision ended the first quarter of 2011 with approximately $8.4 million in cash, cash equivalents and available for sale securities.  The Company used approximately $2.1 million in cash for continued operations in the first quarter of 2011, which represents a $0.5 million, or 18%, reduction from the same quarter in 2010.

Chairman and Chief Executive Officer, Jeffrey Parker, commented, “Our recent activities have been focused on two important priorities – securing orders for our single-band CDMA product and developing strategic relationships for future product offerings.  We believe we are making positive strides in both of these areas, and I look forward to providing a broader update in our upcoming conference call on May 24.  Our call would normally be held immediately following our earnings  release; however due to business meetings and related travel conflicts, we have scheduled the call on the earliest available date.”

Conference Call

ParkerVision will host a live conference call on Tuesday, May 24, 2011 at 4:30 p.m. Eastern time to review its first quarter 2011 financial results.  To participate, dial 1-877-561-2750, approximately five minutes before the conference is scheduled to begin.  International callers should dial +763-416-8565. The conference may also be accessed by means of a live audio webcast on the Company’s website at www.parkervision.com.   The conference webcast will be archived and available for replay for 90 days from the date of broadcast.

About ParkerVision

ParkerVision, Inc. designs, develops and markets its proprietary RF technologies which enable advanced wireless communications for current and next generation mobile communications networks. Its solutions for wireless transfer of radio frequency (RF) waveforms enable significant advancements in wireless products, addressing the needs of the cellular industry for efficient use of power, reduced cost and size, greater design simplicity and enhanced performance in mobile handsets as the industry migrates to next generation networks. ParkerVision is headquartered in Jacksonville, Florida.  For more information please visit www.parkervision.com.  (PRKR-I)

Safe Harbor Statement

This press release contains forward-looking information.  Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made.  Such statements are subject to certain risks and uncertainties which are disclosed in the Company’s SEC reports, including the Form 10K for the year ended December 31, 2010 and the Form 10Q for the quarter ended March 31, 2011. These risks and uncertainties could cause actual results to differ materially from those currently anticipated or projected.

(TABLES FOLLOW)

ParkerVision, Inc.
Summary of Results of Operations (unaudited)

(in thousands, except per share amounts)	Three Months Ended March 31,
	2011	2010
Service revenue	$-	$64
Cost of sales	-	47
Gross margin	-	17

Research and development expenses	1,938	2,304
Marketing and selling expenses	342	461
General and administrative expenses	1,108	1,205
Total operating expenses	3,388	3,970

Interest and other income	18	2

Net loss	$(3,370)	$(3,951)

Basic and diluted net loss per common share	$(0.06)	$(0.10)

Weighted average shares outstanding	52,897	41,173

Balance Sheet Highlights (unaudited)

Balance Sheet Highlights (in thousands)	March 31, 2011	December 31, 2010
Cash and available for sale securities	$8,422	$6,530
Prepaid and other current assets	420	554
Property and equipment, net	469	537
Intangible assets, net	9,361	9,408
Other assets	568	567
Total assets	$19,240	$17,596

Current liabilities	$1,233	$949
Long term liabilities	75	55
Shareholders’ equity	17,932	16,592
Total liabilities and shareholders’ equity	$19,240	$17,596

Contact:
Cindy Poehlman		Ron Stabiner
Chief Financial Officer	or	Vice President
ParkerVision, Inc.		The Wall Street Group, Inc.
904-732-6100, cpoehlman@parkervision.com		212-888-4848, rstabiner@thewallstreetgroup.com